UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I - VII	News Release – IPSCO Reports Record Results in 2004	1 - 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: February 14, 2005

By:

/s/ Michele Klebuc-Simes

Acting General Counsel

EXHIBIT I

News Release

For Release February 14, 2005, 6:00 am EDT

IPSCO REPORTS RECORD RESULTS IN 2004

Tonnage Shipped Up 13.5%, Tubular Shipments Up 20%;

Entering 2005 with Solid Fundamentals;

Board Authorizes Dividend Increase

RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [February 14, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) announced today record sales of $2.5 billion for the full year 2004, an increase of $1.2 billion over 2003. Net income was $439 million compared to $17 million last year. Net income attributable to common shareholders was $431 million, compared to $5 million in 2003. Basic and diluted earnings per share in 2004 were $8.92 and $8.24, respectively, compared to $0.09 per share for both basic and diluted earnings per share in 2003. Operating income per ton shipped for the year was $184, compared to $18 per ton in 2003.

Fourth quarter net income was $190 million. Net income attributable to common shareholders was $189 million ($3.85 per basic share and $3.71 per diluted share), up from the $9.7 million ($0.20 per both basic and diluted share, respectively) reported last year. Sales for the quarter were a record $780 million, up $398 million from $382 million in the fourth quarter of 2003. Operating income per ton in the fourth quarter was $299.

IPSCO’s record revenue for 2004 resulted from significantly higher year-over-year base prices in all product lines, higher volumes of steel mill and tubular product shipments, and raw material surcharges. Higher sales of energy tubular products resulted from increased drilling activity in Canada and the United States and the completion of two major large diameter projects, Cheyenne Plains and the East Texas Expansion. The stronger Canadian dollar also increased reported sales by $57.5 million over 2003.

For the eighth consecutive year IPSCO shipped record tonnage, amounting to 3,561,000 tons, or 13.5% more than a year earlier. Shipments of 2,432,700 tons of discrete plate, cut plate and hot rolled coil (steel mill products) were 11% higher than a year earlier. About 32%, or 1,128,300 tons, of IPSCO’s total shipments in 2004 were tubular products, up from 30% in 2003, and 20% higher than last year’s tubular shipments.

 "We are pleased to report IPSCO’s third consecutive year of record sales and production levels. We were able to take advantage of favorable market conditions including strong pricing and demand for steel,” said David Sutherland, President and Chief Executive Officer. “Our balanced product mix combined with good operating results from our low cost structure continues to produce operating margins per ton that are among the best in class. We have made significant reductions in our debt levels and dilution to our common shareholders, while at the same time making value added growth investments and increasing dividends. Clearly this was a superb year and the IPSCO team responded very well to the opportunity that the market provided. While IPSCO employees were faced with dramatically changing raw material and operating demands, adverse weather including the hurricane in Alabama and new product offerings, these challenges were met while also setting new safety records for the Company. 2004 will stand as a milestone year for the Company, with new financial strength going forward. We will continue looking for opportunities to create and deliver additional shareholder value.”

Sales volume for the fourth quarter was 895,600 tons. Quarterly sales of steel mill products were 624,200 tons, 3% less than in the fourth quarter of 2003. Tubular product sales of 271,400 tons in the fourth quarter were up 7% over the year earlier period.  Total tons shipped were flat compared to the same quarter last year.

Results for the fourth quarter were very strong. Several factors enhanced the already positive operating performance during the quarter, including an unusually low tax rate of 27.6% primarily related to the reversal of the tax valuation allowance that had been established in periods prior to 2004, large diameter pipe revenue recognition, and favorable flow-through timing of scrap consumption and surcharge receipts. The Company has previously noted that its scrap and surcharge is profit neutral, but the flow of revenue and cost varies as scrap prices fluctuate within periods.

The Company’s performance continued to set new earnings records, even without contributions from the above factors.

In October the Company doubled its quarterly cash dividend on common shares from Cdn $0.05 to $0.10 per share. Additionally, IPSCO redeemed the $100 million subordinated notes in November.

"We enter 2005 well positioned to capitalize on the continued steady demand that exists for our products,” continued Sutherland. “The fundamentals of our business, pricing and demand all remain strong. We remain on track with our performance expectations.”

Outlook

Demand for IPSCO’s key product groups of plate and energy tubular products, with the exception of large diameter pipe, continue to exhibit steady demand and pricing levels. IPSCO is exiting 2004 with prices at a stable level and this momentum bodes well going into 2005. The Company expects first quarter earnings to meet or exceed $2.75 per share.

The fourth quarter of 2004 included several favorable factors as compared to our expectations for the first quarter of 2005, the most significant of which was the tax rate. Our estimate for the first quarter of 2005 includes several factors, which will impact earnings, the primary factor being a higher estimated effective tax rate of 37%. In addition, the timing of surcharge realization of the fourth quarter will be reversed if steady scrap price reductions continue as expected. The table below reconciles reported fourth quarter 2004 diluted earnings per share to adjusted diluted earnings per share by excluding the favorable 2004 factors. In addition the table reconciles our estimate of first quarter 2005 diluted earnings per share to put it on a comparable basis to the adjusted fourth quarter 2004 diluted earnings per share amount. We are

2

providing this reconciliation to help our shareholders understand operating and associated income trends for the Company.

4th Qtr
2004
As Reported

Reported Diluted EPS	$3.71
Adjust to 37% Tax Rate	($0.48)
Scrap/Surcharge/Other Factors	($0.14)
Adjusted Reported EPS	$3.09

1st Qtr
2005
Estimate

Estimated Diluted EPS	$2.75
Scrap/Surcharge/Other Factors	$0.39
Adjusted EPS Estimate	$3.14

Besides the scrap and surcharge flow though, other factors in the reconciliations above include differences in product mix related to large diameter shipments in the fourth quarter and increased expenses for the completed Mobile outage in the first quarter estimate.

“While these factors will cause the estimated first quarter’s performance to be less than our fourth quarter results, the fundamentals of our business remain steady. With the January steel price increases fully implemented and continued strength in first quarter bookings, IPSCO is off to a good start in 2005,” concluded Sutherland.

The Company continues to expect it will generate substantial cash flow during 2005. In addition to making necessary capital investments to grow and improve the business and evaluating potential acquisitions, the Company is committed to delivering additional value to shareholders through its quarterly dividend. In this respect, the Company’s Board of Directors has authorized an increase in the quarterly dividend from Cdn $0.10 to $0.12. This increase is on top of a doubling of the dividend from $0.05 announced in October of 2004.

IPSCO has scheduled the live webcast of its fourth quarter 2004 results conference call at 10:00 AM EDT on Monday, February 14, 2005. During the call IPSCO President and CEO, David Sutherland and Senior Vice President and CFO, Vicki Avril will discuss IPSCO Inc.’s fourth quarter results.

Persons wishing to listen to the webcast may access it in the Investor Information, Presentations section on the Company’s website at www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO’s web site for three months.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well

3

casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2003, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and Chief Financial Officer
Tel. 630-810-4769

Release #05-08

#  #  #

4

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)					Exhibit II
(thousands of United States Dollars except for share, per share and ton data)
	For the Three Months Ended			For the Twelve Months Ended
	December 31 2004	December 31 2003 (restated)	September 30 2004	December 31 2004	December 31 2003 (restated)
Plate and Coil Tons Produced (thousands)	851.6	822.9	826.7	3,283.3	3,023.7
Finished Tons Shipped (thousands)	895.6	896.8	844.1	3,561.0	3,137.1

Sales	$779,629	$381,513	$641,863	$2,452,675	$1,294,566
Cost of sales
Manufacturing and raw material	477,494	321,655	403,874	1,660,009	1,122,625
Amortization of capital assets	19,228	16,320	19,224	77,161	61,138
	496,722	337,975	423,098	1,737,170	1,183,763
Gross income	282,907	43,538	218,765	715,505	110,803
Selling, research and administration	15,569	13,984	14,942	61,467	54,683
Operating income	267,338	29,554	203,823	654,038	56,120
Other expenses (income):
Interest on long-term debt	8,605	9,349	8,692	35,285	30,583
Net interest income	(1,672)	(881)	(693)	(3,469)	(1,625)
Other	-	(43)	-	-	(720)
Gain on sale of assets held for sale	(4,925)	-	-	(4,925)	-
Foreign exchange loss (gain)	3,440	542	(5,959)	(2,749)	(5,170)
Income Before Income Taxes	261,890	20,587	201,783	629,896	33,052
Income Tax Expense	72,260	7,745	55,864	191,286	16,467
Net Income	189,630	12,842	145,919	438,610	16,585
Dividends on Preferred Shares, including part VI.I tax	-	1,673	-	2,461	6,304
Interest on Subordinated Notes, net of income tax	930	1,442	1,442	5,257	5,771
Net Income Attributable to Common Shareholders	$188,700	$9,727	$144,477	$430,892	$4,510
Earnings Per Common Share - Basic	$3.85	$0.20	$2.99	$8.92	$0.09
- Diluted	$3.71	$0.20	$2.76	$8.24	$0.09
Denominator for Basic Earnings per Common Share (thousands)	49,008	47,726	48,364	48,302	47,687
Denominator for Diluted Earnings per Common Share (thousands)	51,151	48,114	52,801	53,234	47,798

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)					Exhibit III
(thousands of United States Dollars)
	For the Three Months Ended			For the Twelve Months Ended
	December 31 2004	December 31 2003	September 30 2004	December 31 2004	December 31 2003
Retained Earnings at Beginning of Period, as previously reported	$738,892	$486,238	$596,309	$487,924	$494,599
Cumulative effect of change in accounting policy	-	8,037	-	14,250	10,027
Retained Earnings at Beginning of Period, as restated	738,892	494,275	596,309	502,174	504,626
Net Income	189,630	12,842	145,919	438,610	16,585
Dividends on Preferred Shares, including part VI.I tax	-	(1,673)	-	(2,461)	(6,304)
Interest on Subordinated Notes, net of income tax	(930)	(1,442)	(1,442)	(5,257)	(5,771)
Dividends on Common Shares	(4,062)	(1,828)	(1,894)	(9,536)	(6,962)
Retained Earnings at End of Period	$923,530	$502,174	$738,892	$923,530	$502,174

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)					Exhibit IV
(thousands of United States Dollars)
	For the Three Months Ended			For the Twelve Months Ended
	December 31 2004	December 31 2003 (restated)	September 30 2004	December 31 2004	December 31 2003 (restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$189,630	$12,842	$145,919	$438,610	$16,585
Gain on sale of assets held for sale	(4,925)	-	-	(4,925)	-
Amortization of capital assets	19,228	16,320	19,224	77,161	61,138
Amortization of deferred charges	338	333	312	1,291	1,216
Deferred pension expense	(10,487)	(498)	(144)	(11,574)	638
Future income taxes	39,492	19,672	12,760	96,701	29,488
	233,276	48,669	178,071	597,264	109,065
Changes in working capital
Accounts receivable, less allowances	(18,797)	(29,397)	(23,030)	(118,154)	(43,436)
Income taxes recoverable/payable	58,072	8,043	26,235	91,126	-
Inventories	(47,656)	(14,474)	(72,399)	(137,446)	(9,035)
Other	(5,230)	(562)	78	(5,114)	264
Accounts payable and accrued charges	34,250	11,933	18,054	69,733	42,394
	20,639	(24,457)	(51,062)	(99,855)	(9,813)
	253,915	24,212	127,009	497,409	99,252
Financing Activities
Common share dividends	(4,062)	(1,828)	(1,894)	(9,536)	(6,962)
Common shares issued pursuant to share option plan	18,521	2,444	7,821	30,364	2,581
Preferred share dividends	-	(1,575)	-	(3,053)	(5,902)
Retirement of preferred shares	-	-	-	(108,996)	-
Subordinated notes interest	(3,494)	-	(4,250)	(11,994)	(8,500)
Redemption of subordinated notes	(100,000)	-	-	(100,000)	-
Issue of long-term debt	-	(486)	-	-	264,114
Repayment of long-term debt	-	-	-	(34,286)	(225,586)
	(89,035)	(1,445)	1,677	(237,501)	19,745
Investing Activities
Expenditures for capital assets	(13,676)	(3,335)	(8,716)	(35,568)	(13,528)
Change in mortgage receivable	1,429	-	(278)	(2,983)	-
Litigation settlement	6,500	-	-	6,500	-
Proceeds on sale of assets held for sale	4,759	(1,029)	-	4,759	1,025
	(988)	(4,364)	(8,994)	(27,292)	(12,503)
Effect of exchange rate changes on cash and cash equivalents	(8,798)	4,158	(2,590)	(9,106)	2,214
Increase in Cash and Cash Equivalents	155,094	22,561	117,102	223,510	108,708
Cash and Cash Equivalents at Beginning of Period	199,983	109,006	82,881	131,567	22,859
Cash and Cash Equivalents at End of Period	$355,077	$131,567	$199,983	$355,077	$131,567

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		Exhibit V - Page 1
(thousands of United States Dollars)
	December 31 2004 (unaudited)	December 31 2003 (restated)
Current Assets
Cash and cash equivalents	$355,077	$131,567
Accounts receivable, less allowances	338,590	177,925
Income taxes recoverable	-	33,054
Inventories	434,526	286,159
Future income taxes	45,210	17,764
Other	8,212	2,833
	1,181,615	649,302
Non-Current Assets
Capital and other	1,113,272	1,132,371
Future income taxes	54,034	149,430
	1,167,306	1,281,801
Total Assets	$2,348,921	$1,931,103

Current Liabilities
Accounts payable and accrued charges	$239,908	$163,895
Income and other taxes payable	90,656	-
Current portion of long-term debt	14,286	34,286
	344,850	198,181
Long-Term Liabilities
Long-term debt	393,053	401,244
Future income taxes	221,381	182,864
	614,434	584,108
Shareholders' Equity
Preferred shares	-	98,695
Common shares	385,582	354,095
Subordinated notes	-	104,250
Retained earnings	923,530	502,174
Cumulative translation adjustment	80,525	89,600
	1,389,637	1,148,814
Total Liabilities and Shareholders' Equity	$2,348,921	$1,931,103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Exhibit V - Page 2

(thousands of United States Dollars)

1.

Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred. The accounting change has been applied retroactively with restatement of prior periods. The impact of the change on financial position as of December 31, 2003 is as follows:

December 31, 2004 Increase (decrease)
Recoverable income taxes	$(3,699)
Future income taxes - current asset	(5,212)
Current Assets	(25,056)
Future income taxes - long-term liability	1,221
Retained earnings	14,250
Current Liabilities	674

The impact on net income and earnings per share in previously reported periods is as follows:

	For the Three Months Ended	For the Twelve Months Ended
	December 31 2003	December 31 2003
Net income attributable to common shareholders, as previously reported	$7,290	$287
Adjustment	2,437	4,223
Net income attributable to common shareholders, as restated	$9,727	$4,510

Earnings Per Common Share - Basic and Diluted, as previously reported	$0.15	$0.01
Adjustment	0.05	0.08
Earnings Per Common Share - Basic and Diluted, as restated	$0.20	$0.09

2.

During the quarter ended September 30, 2004, the Company reduced its estimated annual effective income tax rate to 32.3% from the 38% utilized in the first half of 2004. The rate change is principally the result of reduction of the valuation allowance that had been provided on United States net operating losses in prior periods. Due to the Company’s strong earnings performance in 2004, the United States net operating loss carryforwards are being realized and the valuation allowance is being reduced. The change in the effective rate reduced income tax expense by approximately $20.8 million and increased per share earnings ($.43 per basic share and $.39 per diluted share) for the three months ended September 30, 2004, including $9.4 million ($.20 per basic share and $.17 per diluted share) representing the catch-up effect for the first six months of 2004. During the quarter ended December 31, 2004, the change in the Company's annual estimated effective income tax rate to 30.4% had the effect of increasing net income for the quarter by approximately $7.0 million or $.14 per basic and diluted share.

TONS SHIPPED (unaudited)					Exhibit VI
(thousands)
	For the Three Months Ended			For the Twelve Months Ended
	December 31 2004	December 31 2003	September 30 2004	December 31 2004	December 31 2003
Discrete Plate and Coil	499.8	495.6	453.0	1,859.6	1,619.9
Cut Plate	124.4	148.5	133.7	573.1	576.6
Total Steel Mill Products	624.2	644.1	586.7	2,432.7	2,196.5
Energy Tubulars	186.0	165.0	148.5	665.6	582.7
Large Diameter Tubulars	39.7	25.4	46.9	196.6	112.6
Non-Energy Tubulars	45.7	62.3	62.0	266.1	245.3
Total Tubular Products	271.4	252.7	257.4	1,128.3	940.6
Total Shipments	895.6	896.8	844.1	3,561.0	3,137.1

NON-GAAP FINANCIAL MEASURES (unaudited)

Exhibit VII

(thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped. We believe that operating income per ton is a commonly used measure of performance, however, our method of calculation may differ from other companies' methods.

	For the Three Months Ended			For the Twelve Months Ended
	December 31 2004	December 31 2003	September 30 2004	December 31 2004	December 31 2003

The following is a reconciliation of cash derived from operating activities to EBITDA (Canadian and U.S. GAAP):

Cash derived from operating activities	$253,915	$24,213	$127,009	$497,409	$99,252
Changes in working capital	(20,639)	24,456	51,062	99,855	9,813
Current income tax expense (benefit)	32,768	(11,927)	43,104	94,585	(13,021)
Interest expense, net	6,933	8,468	7,999	31,816	28,958
Other	10,149	165	(168)	10,283	(1,854)
EBITDA (Canadian GAAP)	283,126	45,375	229,006	733,948	123,148
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	10,413	10,413
Natural gas hedge	(259)	(366)	(259)	(474)	(634)
EBITDA (US GAAP)	$286,338	$48,480	$232,218	$743,887	$132,927

Operating Income Per Ton	$299	$33	$241	$184	$18
Annualized Return on Common Shareholders' Equity	59%	2%	53%	37%	0%